[UNION BANK OF CALIFORNIA LETTERHEAD]




October 2, 1996




Bell Industries, Inc.
11812 San Vicente Boulevard
Los Angeles, California  90049

Attention:       Mr. Tracy Edwards
                 Chief Financial Officer


                 Re:      Bank Facility for Acquisition
                          of EL PASO

Gentlemen:

                 You have advised us that Bell Industries, Inc. ("you" or "Company") will form a new subsidiary ("Merger Sub") for the purpose of acquiring (the "Acquisition") all of the outstanding capital stock (the "Shares") of a corporation you have referred to as "EL PASO". We understand that the Acquisition will be accomplished through a tender offer (the "Tender Offer") by Merger Sub for up to 100% of the Shares at a price not to exceed $14.77 per Share followed by a merger (the "Merger") of Merger Sub with and into EL PASO in which EL PASO will be the surviving corporation, and in which any Shares not tendered in the Tender Offer will be cancelled in exchange for cash consideration not exceeding $14.77 per Share (except that Shares held by persons who exercise rights to dissent from the Merger and demand appraisal of their Shares pursuant to Section 623 of the New York Business Corporation Law (the "NYBCL") shall receive such consideration as may be due to them under the NYBCL). We further understand that the Tender Offer will be conditioned on, among other things, the tender and purchase of at least 66-2/3% of the outstanding shares of stock of EL PASO on a fully diluted basis, the number of Shares required to permit Merger Sub to cause the Merger to occur (the "Minimum Shares"). Upon the consummation of the Merger, EL PASO will be wholly-owned by Company.

Bell Industries, Inc.
October 2, 1996
Page 2



                 We understand that you are presently engaged in discussions with the owner of a majority of the Shares ("Majority Owner") with the objective that Company and Majority Owner would enter into an agreement to tender shares pursuant to which Majority Owner would agree to tender his Shares in the Tender Offer (the "Tender Agreement"). We understand that Company will not commence the Tender Offer until after the Tender Agreement has been executed.

                 Union Bank of California, N.A. ("UBOC") is pleased to confirm its commitment to provide all of the up to $250,000,000 of senior bank credit facilities (the "Bank Facilities") described in the Summary of Terms attached hereto as Annex A (the "Term Sheet"). UBOC intends to arrange for other banks, financial institutions and other "accredited investors" (as defined in SEC regulations; each such bank, financial institution and accredited investor, including UBOC, being a "Lender" and, collectively, the "Lenders") to provide a portion of the Bank Facilities, and UBOC will act as agent for the Lenders (in such capacity, the "Agent"). Certain of the terms of each of the Bank Facilities are set forth in the Term Sheet. All terms defined in the Term Sheet shall have the same meanings when used herein.

                 We have reviewed certain historical and pro forma financial statements of Company and EL PASO and have met with representatives of Company regarding the transactions contemplated hereby, and we are pleased to advise you that the results of our due diligence investigation of EL PASO and Company to date are satisfactory. However, neither we nor our counsel have had the opportunity to complete the due diligence efforts necessary to substantiate the premises upon which our commitment is based. Accordingly, UBOC's commitment to provide the financings described in this letter is subject to our satisfaction, upon completion of our due diligence, with the business, operations, properties, assets, liabilities (whether contractual or otherwise, and including without limitation environmental liabilities), condition (financial or otherwise) or prospects of EL PASO. In the event that our continuing review of EL PASO discloses information relating to conditions or events not previously disclosed to us or relating to new information or additional developments concerning conditions or events previously disclosed to us which we believe may have a material adverse effect on the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of EL PASO, we may, in our sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing. In addition, UBOC's commitment is subject to the accuracy and completeness of the Information and the Projections described in the immediately succeeding paragraph, our satisfaction with the structure of the Acquisition, and the satisfaction of the conditions to be set forth in the definitive documentation relating to the Bank Facilities, including without limitation those conditions set forth in the Term Sheet.

Bell Industries, Inc.
October 2, 1996
Page 3


                 Company hereby represents that, based on its review and analysis, to its knowledge (a) all information, other than Projections (as defined below), which has been or is hereafter made available to UBOC or the other Lenders by Company or EL PASO or any of their representatives (to the extent Company is aware of such information made available by EL PASO or its representatives) in connection with the transactions contemplated hereby (the "Information") has been reviewed and analyzed by Company in connection with the performance of its own due diligence and, as supplemented as contemplated by the next sentence, is (or will be, in the case of Information made available after the date hereof) complete and correct in all material respects and does not (or will not, as the case may be) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made, and (b) all financial projections concerning EL PASO that have been or are hereafter made available to UBOC or the other Lenders by Company or EL PASO or any of their representatives (to the extent Company is aware of such financial projections made available by EL PASO or its representatives) in connection with the transactions contemplated hereby (the "Projections") have been (or will be, in the case of Projections made available after the date hereof) prepared in good faith based upon reasonable assumptions. Company agrees to supplement the Information and the Projections from time to time until the closing date so that the representation and warranty in the preceding sentence is correct on the closing date. In arranging and syndicating the Bank Facilities, UBOC will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the disclosure representations contained herein shall be superseded by those contained in such definitive financing agreement.

                 Company shall pay the reasonable costs and expenses (including the reasonable fees and expenses of counsel to UBOC, reasonable professional fees of consultants and other experts and reasonable, documented out-of-pocket expenses of UBOC, including without limitation syndication expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and the syndication of the Bank Facilities, whether or not the definitive financing agreements are executed. Company further agrees, to the extent permitted by applicable law, to indemnify and hold harmless each of the Lenders (including UBOC) and each director, officer, employee, agent, attorney and affiliate thereof (each an "indemnified person") from and against any losses, claims, damages, liabilities or other expenses to which a Lender or such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the actions of

Bell Industries, Inc.
October 2, 1996
Page 4



Company or EL PASO or any of their respective affiliates in connection with the Acquisition, any of the statements contained in this letter or relating to the extension of the financing contemplated by this letter, or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated by this letter, and to reimburse each of the Lenders and each indemnified person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such investigation, litigation or other proceeding (whether or not any such investigation, litigation or other proceeding involves claims made between Company or any third party and such Lender or any such indemnified person, and whether or not such Lender or any such indemnified person is a party to any investigation, litigation or proceeding out of which any such expenses arise); PROVIDED, HOWEVER, that the indemnity contained herein shall not apply to the extent that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of such Lender or indemnified person. The obligations to indemnify each Lender and such indemnified persons and to pay such legal and other expenses shall remain effective until the effectiveness of a definitive financing agreement and thereafter the indemnification and expense reimbursement obligations contained herein shall be superseded by those contained in such definitive financing agreement. Neither UBOC nor any other Lender shall be responsible or liable to any other party or any other person for consequential damages which may be alleged as a result of this letter. The foregoing provisions of this paragraph shall be in addition to any rights that any Lender or any indemnified person may have at common law or otherwise.

                 This letter and the Term Sheet are confidential and shall not be disclosed by you to any person other than your accountants, attorneys and, to the extent approved by UBOC, other advisors. After this letter has been accepted by you, it and the Term Sheet may also be disclosed to EL PASO and its accountants, attorneys and financial advisors (other than commercial banks and their affiliates). In each case such disclosure shall be only on a confidential basis and in connection with the Acquisition and the related transactions contemplated herein, and each such accountant, attorney and financial advisor shall agree to abide by this confidentiality agreement. Additionally, you may make such disclosures of this letter and the Term Sheet as are required by law or judicial process or as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; PROVIDED that you will use your best efforts to notify us of any such disclosure prior to making such disclosure.

                 In the event you accept this commitment letter, you agree to pay to UBOC the following fees, in addition to those set forth in the Term
Sheet:

Bell Industries, Inc.
October 2, 1996
Page 5



                 1. A financing fee equal to .90% of the aggregate principal amount of the Bank Facilities, such fee to be payable on the Closing Date; a portion of such financing fee may be distributed by us to the other Lenders if we elect to do so in our sole discretion;

                 2. (a) In the event the EL PASO Acquisition is not consummated on or before March 31, 1997, you shall pay UBOC a work fee of $100,000 payable on the earlier of the date the EL PASO Acquisition is abandoned by you or March 31, 1997, provided that such work fee shall not be payable unless you commence the Tender Offer or publicly announce your intention to commence the Tender Offer; or (b) in the event the EL PASO Acquisition is consummated on or before March 31, 1997 and the financing contemplated by the Term Sheet is not utilized in connection therewith, you shall pay UBOC an alternative fee equal to $350,000, all payable on the date the EL PASO Acquisition is consummated; and

                 3. An annual administrative fee of $50,000, such fee to be payable in arrears on the first anniversary of the Closing Date and annually in arrears thereafter.

                 UBOC reserves the right to allocate, in whole or in part, the fees payable under this letter to one or more of its affiliates.

                 Our offer will terminate at 5:00 P.M. October 4, 1996, unless at or before that time you sign and return an enclosed counterpart of this letter. Our commitment will automatically expire at 5:00 P.M. on the date that is 30 days after the date of your acceptance of this commitment letter unless you advise us in writing prior to such date that the Tender Agreement has been executed by the parties thereto. The Bank Facilities referred to herein shall in no event be available unless the Tender Offer has been consummated on or prior to December 31, 1996.

                 This letter agreement shall be governed by and construed in accordance with the internal laws of the State of California. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Bell Industries, Inc.
October 2, 1996
Page 6


                 We appreciate having been given the opportunity by you to be involved in this transaction.

                                         Very truly yours,

                                         UNION BANK OF CALIFORNIA, N.A.


                                         By:  /s/ Robert Peterson
                                             -------------------------------
                                         Title:   Vice President
                                                ----------------------------


AGREED AND ACCEPTED
this  2  day of October, 1996
     ---

BELL INDUSTRIES, INC.


By:  /s/ Tracy A. Edwards
    ----------------------------
Title:   Vice President
       -------------------------

                                    ANNEX A


                             BELL INDUSTRIES, INC.
                                SUMMARY OF TERMS
                                BANK FACILITIES


        The following summarizes selected terms of senior bank facilities to be utilized in connection with the proposed acquisition of EL PASO by BELL INDUSTRIES, INC. This Summary of Terms is intended merely as an outline of certain of the material terms of such bank facilities. It does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to such bank facilities and it is not intended to limit the scope of discussion and negotiation of any matters not inconsistent with the specific matters set forth herein.

I.   THE BANK FACILITIES

Borrower:               Bell Industries, Inc. ("Company").

Lenders: Union Bank of California, N.A. ("UBOC") and, if UBOC so elects, a syndicate of banks, financial institutions and other accredited investors (the "Lenders").

Agent for the           UBOC (in such capacity, the "Agent").
Lenders:

Type and Amount:        The Bank Facilities shall consist of (a) a Tender Loan
                        made on the Closing Date (as defined below) in the principal amount of up to $175,000,000 which Tender
                        Loan shall be due on the earlier of the Merger Date
                        (as defined below) and 75 days after the Closing Date;
                        (b) a five-year Term Loan made on the Merger Date in the original principal amount of $50,000,000 and (c) a five-year Revolving Credit Facility available from time to time on and after the Merger Date in the maximum amount of $200,000,000.

                      Quarterly amortization of the Term Loan will be required, commencing on March 31, 1997, resulting in aggregate annual amounts as follows:

                          Year          Aggregate Annual Amortization
                          ----          -----------------------------
                           1                    $ 7,500,000
                           2                      7,500,000
                           3                     10,000,000
                           4                     12,500,000
                           5                     12,500,000
                                                -----------
                                                $50,000,000

                      The Revolving Credit Facility shall not reduce in maximum amount (other than pursuant to the provisions described under the heading ("Mandatory Prepayments and Commitment Reductions") but borrowings thereunder shall be subject to a borrowing base. Letters of credit may be issued up to a sublimit of $15 million ($6 million if the proposed acquisition in Ontario, California (the "Ontario Acquisition") is not consummated).

EL PASO Acquisition:  The Bank Facilities shall be available to fund the purchase (the "EL PASO Acquisition") of all of the shares of capital stock of Milgray Electronics, Inc., a New York corporation ("EL PASO"). The EL PASO Acquisition shall be consummated by a tender offer (the "Tender Offer") by a subsidiary of Company ("Merger Sub") at a price not exceeding $14.77 per share of EL PASO common stock (the purchase of such shares pursuant to the Tender Offer being made on the Closing Date) followed by a merger (the "Merger") of such subsidiary with and into EL PASO on a date not later than 75 days after the Closing Date (the "Merger Date") in which each share of EL PASO not purchased in the Tender Offer shall be converted into the right to receive not more than $14.77 (except that Shares held by persons who exercise rights to dissent from the Merger and demand appraisal of their shares pursuant to
                      Section 623 of the New York Business Corporation Law (the "NYBCL") shall receive such consideration as may be due to them under the NYBCL. The aggregate purchase price of all shares of EL PASO whether acquired in the Tender Offer, the Merger or otherwise shall not exceed $101 million. The Tender Offer shall be conditioned upon, among other things, the tender and purchase of at least 66-2/3% of the outstanding shares of stock of EL PASO on a fully diluted basis, the number of shares of EL PASO required to permit Company to cause the Merger to occur (the "Minimum Shares").

Use of Proceeds:      The proceeds of the Tender Loan shall be made available
                      on the
                date on or before December 31, 1996 (the "Closing Date") that the conditions set forth in Part II below are satisfied and shall be used as follows:

                1. To pay the consideration for the EL PASO Acquisition in an aggregate amount not exceeding $101,000,000;

                2. To refinance the existing insurance company indebtedness of Company (together with make-whole payments) of approximately $25 million and to repay its existing bank debt; and

                3. To pay fees and expenses in connection with the EL PASO Acquisition and the related financings in an aggregate maximum amount of approximately $6 million.

                The proceeds of the Term Loan and the Revolving Credit Facility shall be made available, subject to the conditions set forth in
                Part II below, on the Merger Date (which shall, if at least 90% of the outstanding shares of stock of EL PASO is tendered pursuant to the Tender Offer, be the Closing Date) and shall be used as follows:

                1.      To refinance the Tender Loan;

                2.      To refinance the existing bank indebtedness of EL PASO;
                        and

                3. To pay additional consideration for the EL PASO Acquisition and related fees and expenses not exceeding (when added to the amounts paid on the Closing Date) the respective maximum amounts set forth in clauses 1 and 3 of the first paragraph of this heading.

                The revolving facility will also be available to provide for the working capital requirements and general corporate purposes of Company and its subsidiaries and, subject to the sublimit referred to above, to issue standby letters of credit to support workers' compensation contingencies, certain industrial revenue bond financings and for other corporate purposes to be agreed upon.

Guarantors:     All domestic subsidiaries of Company (including from and after the Merger Date EL PASO and its domestic subsidiaries).

Security:       All extensions of credit to Company and all guaranties of
                subsidiaries of Company will be secured by all accounts receivable and inventory of Company and the subsidiary
                Guarantors, including a pledge of 100% of the stock of all subsidiaries of Company (except the stock of EL PASO during the period from the Closing Date to the Merger Date).

                The foregoing security shall be released at such time as Company maintains a Leverage Ratio (as defined under "Interest Rates" below) of not more than 2.00 to 1.00 for four consecutive fiscal quarters.

                To effect such liens securing the Bank Facilities, Company and the subsidiary Guarantors shall execute and deliver to the Agent all security agreements, financing statements, and other documents and instruments as are necessary to grant a first priority perfected security interest in and lien upon all such property of Company and the subsidiary Guarantors, subject to customary permitted liens to be agreed upon.

                Negative pledge on all assets of Company and its subsidiaries, subject to exceptions to be agreed upon.

Borrowing Base: Loans made under the revolving credit facility shall not exceed the sum of 85% of Eligible Receivables (to be defined) plus 50% of Eligible Inventory (to be defined).

Interest Rates: All amounts outstanding under the Bank Facilities shall bear interest, at Company's option, (y) until the date of the delivery of financial statements for the period ending December 31, 1996 at a rate equal to the reserve-adjusted LIBOR Rate plus the rate per annum applicable to the Leverage Ratio (as defined below) as of the Closing Date, or the Base Rate and (z) thereafter as determined by reference to the ratio (the "Leverage Ratio") of the total funded indebtedness (to be defined) of Company and its subsidiaries to EBITDA (to be defined) of Company and its subsidiaries (on a pro forma basis giving effect to the EL PASO Acquisition) for the most recent trailing four fiscal quarters for which financial statements are available, as follows:

                                                  Reserve Adjusted   Base Rate
                            Leverage Ratio        LIBOR Rate plus       plus
                            --------------        ----------------   ---------

                            greater than or equal
                            to 3.5 to 1.00        1.50% per annum       0%

                            less than 3.5 but
                            greater than or
                            equal to 3.0
                            to 1.00                1.25%                 0%

                            less than 3.0 but
                            greater than or
                            equal to
                            2.25 to 1.00           1.00%                 0%

                            less than 2.25 but
                            greater than or
                            equal to
                            1.5 to 1.00            .75%                 0%

                            less than 1.5
                            to 1.00                .50%                 0%

                            As used herein, the terms "Base Rate" and "reserve adjusted LIBOR Rate" shall have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted LIBOR Rate ("LIBOR Loans") shall be customary and appropriate for financings of this type. After the occurrence and during the continuation of an event of default, interest shall accrue at a rate equal to the rate on loans bearing interest at the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.

Interest Payments:          Quarterly for Base Rate Loans; on the last day of
                            selected interest periods (which shall be 1, 2, 3 and 6 months) for LIBOR Loans (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year in the case of LIBOR Rate loans and a 365-day year in the case of Base Rate loans.

Interest Rate Protection:   Within 90 days after the Closing Date, Company will
                            obtain interest rate protection to be mutually agreed between Company and UBOC, such arrangements to remain in effect through a date mutually agreed between Company and UBOC, and shall thereafter be maintained until such time as the Leverage Ratio is reduced below an amount to be determined.

Letter of Credit Fee:       The standby letter of credit fee shall be a
                            percentage equal to the applicable margin for LIBOR
                            Loans under the Bank Facilities, which shall be shared by all Lenders, and an additional 0.25% per annum, which shall be retained by Agent as issuer of the letter of credit (provided that so long as no Default or Event of Default is continuing, such additional fee shall not be payable in respect of the letter of credit issued in connection with the Ontario Acquisition), in each case based upon the applicable percentage multiplied by the amount available from time to time for drawing under such letter of credit. Fees with respect to commercial letters of credit shall be UBOC's customary fees for such letters of credit.

Commitment Fees:        Commitment fees equal to (y) 0.375% per annum times the
                        daily average unused portion of the Bank Facilities
                        (reduced by the amount of letters of credit issued and outstanding) shall accrue during such times as the Leverage Ratio is greater than or equal to 3.00 to 1.00 or (z) 0.25% per annum times the daily average unused portion of the Bank Facilities (as so reduced) shall accrue during such times as the Leverage Ratio is less than 3.00 to 1.00 and in either case shall be computed on the basis of a 360-day year and payable quarterly in arrears and upon the maturity or termination of the Bank
                        Facilities.

Voluntary Prepayments   The Bank Facilities may be prepaid in whole or in part
and Commitment          without premium or penalty (LIBOR Loans prepayable only
Reductions:             on the last days of related interest periods) and the
                        Lenders' commitments relative thereto reduced or terminated upon such notice and in such amounts as may be agreed upon. Voluntary reductions of the Bank
                        Facilities shall be applied first to prepay the term loans in inverse order of maturity and thereafter to reduce the amount of the revolving credit facility.

Mandatory Prepayments   Company shall prepay the loans, and/or the commitments
and Commitment Reduc-   under the Bank Facilities shall be reduced, in amounts
tions:                  equal to:

                        Asset Sale Proceeds: the net after-tax cash proceeds of the sale or other disposition of any property or assets of Company or any of its subsidiaries, other than (a) net cash proceeds of sales or other dispositions of inventory in the ordinary course of business (b) net cash proceeds that are reinvested in similar assets within 180 days after the receipt thereof; and (c) an amount not exceeding $5 million per fiscal year, in each case payable no later than the third business day following the date of receipt;

                        Proceeds of Equity Offerings: 100% of the net cash proceeds received from the issuance of equity securities of Company or any of its subsidiaries (excluding (a) proceeds from the exercise of stock options, (b) cash of corporations acquired by Company or its subsidiaries in exchange for equity securities of Company, (c) proceeds of the sale of stock pursuant to stock purchase plans, and (d) proceeds from the exercise of warrants issued in connection with Company's existing senior notes), in each case payable no later than the third business day following the date of receipt; and

                      Proceeds of Debt Issuances: 100% of the net cash proceeds received from certain issuances of debt securities by Company or any of its subsidiaries, in each case payable no later than the third business day following the date of receipt;

                      All such amounts shall be applied first to prepay the term loans in inverse order of maturity and thereafter to reduce the amount of the revolving credit facility.

Representations and   Customary and appropriate, including without limitation
Warranties:           due organization and authorization, enforceability,
                      financial condition, no material adverse changes, title to properties, liens, litigation, payment of taxes, no material adverse agreements, compliance with laws, employee benefit liabilities, environmental liabilities, perfection and priority of liens securing the Bank
                      Facilities, full disclosure, and the accuracy of all representations and warranties in the Definitive
                      Acquisition Documents (as defined below under the heading
                      "Acquisition Structure and Documentation").

Covenants:            Customary and appropriate affirmative and negative
                      covenants, including but not limited to limitations on other indebtedness, liens, investments, guarantees, restricted junior payments (dividends, share redemptions or purchases and payments on subordinated debt), mergers and acquisitions, sales of assets (exceeding $5,000,000 per fiscal year), capital expenditures, leases, transactions with affiliates, conduct of business and other provisions customary and appropriate for financings of this type, including exceptions and baskets to be mutually agreed upon. Notwithstanding the $5,000,000 basket set forth above, from and after the Closing Date, Company shall not sell, and shall not permit Merger Sub to sell, any Shares of EL PASO unless (a) such sale is for cash at fair market value, and (b) after giving effect to such sale, Merger Sub continues to own not less than 66-2/3% of the outstanding Shares of EL PASO on a fully-diluted basis.

                      Acquisitions shall be permitted so long as (x) the aggregate cash consideration paid and indebtedness assumed in such acquisitions does not exceed (i) $25,000,000 for any single acquisition or related series of acquisitions or (ii) $50,000,000 for all acquisitions made during the term of the Bank Facilities (provided that during the first 12 months following the Merger, the aggregate cash consideration paid and indebtedness assumed in such acquisitions shall not exceed $15,000,000), (y) after giving effect to each acquisition, Company shall be in compliance with all financial performance covenants on a pro forma basis and

                        (z) business acquired shall be in the same line of business as Company and its subsidiaries (materiality standard to be discussed).

                        Financial performance covenants will include a minimum fixed charge coverage test (measuring EBITDA less capital expenditures to the sum of dividends, interest expense, scheduled principal repayments and income taxes on a trailing rolling four quarters basis), a minimum interest coverage test (measuring EBITDA to interest expense on a trailing rolling four quarters basis), and a maximum leverage test (measuring total debt to EBITDA on a trailing rolling four quarters basis).

Events of Default:      Customary and appropriate (subject to customary and
                        appropriate grace periods), including without limitation failure to make payments when due, defaults under other agreements or instruments of indebtedness, prior to the Merger either party to the merger agreement stating its intention not to proceed with the Merger, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, invalidity of guaranties, impairment of security interests in collateral, and "changes of control" (to be defined in a mutually agreed upon manner).

II.     CONDITIONS TO LOANS

Certain Conditions      Conditions precedent to the funding of the Tender Loan
Precedent to Tender     will include, without limitation, the following:
Loan:
                        1.  Satisfactory Documentation.  The definitive
                            documentation evidencing the Bank Facilities (the "Definitive Financing Documents") shall be prepared by counsel to UBOC and shall be in form and substance satisfactory to the Agent and the Lenders.

                        2. Corporate Structure, etc. The corporate, capital and ownership structure of Company and its subsidiaries (including EL PASO and its subsidiaries) shall be satisfactory to the Agent and the Lenders in all respects.

                        3. Acquisition Structure and Documentation. The structure utilized to consummate the EL PASO Acquisition (including the Tender Offer and the Merger) and the definitive documentation including the Agreement and Plan of Merger relating thereto (the "Definitive Acquisition Documents") shall be in form and substance satisfactory to the Agent and the Lenders, and the Definitive Acquisition Documents shall be executed and in full force and effect.

4. Consummation of Tender Offer. Concurrently, Company shall have acquired not less than the Minimum Shares pursuant to the Tender Offer, and all other aspects of the Tender Offer shall have been consummated pursuant to the Definitive Acquisition Documents, no provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of the Agent and the Lenders which consent shall not be unreasonably withheld; there shall be no material litigation pending which challenges the EL PASO Acquisition or the Merger.

5. Discharge of Existing Debt. Concurrently, the existing bank indebtedness of Company and its subsidiaries and the existing insurance company indebtedness of Company shall have been repaid in full, all commitments relating thereto shall have been terminated, and all liens or security interests related thereto shall have been terminated or released, in each case on terms satisfactory to the Agent and the Lenders, and no other existing indebtedness of Company or its subsidiaries shall remain outstanding.

6. Certain Approvals and Agreements. All governmental and third party approvals necessary in order to consummate the EL PASO Acquisition and the financings contemplated thereby and to continue operations of the business of Company and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Acquisition or the financing thereof.

7. Transaction Expenses. The Agent shall have received satisfactory evidence that the fees and expenses to be incurred in connection with the Acquisition and the related financings will not exceed $6 million in the aggregate.

8. Security. The Agent, for the benefit of the Lenders, shall have been granted on the Closing Date a perfected security interest in all assets to the extent described above under the heading "Security".

         9. Closing Balance Sheet; Minimum Net Worth. The Lenders shall have received a proforma balance sheet of Company and its subsidiaries as of the end of the prior month after giving effect to the EL PASO Acquisition, the financings contemplated hereby and appropriate closing adjustments and such proforma balance sheet shall indicate a consolidated net worth of not less than $120 million.

        10. No Material Adverse Change. Since June 30, 1996, there shall have occurred no material adverse change in the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of Company and its subsidiaries, taken as a whole and since June 30, 1996, there shall have occurred no material adverse change in the business, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects of EL PASO and its subsidiaries, taken as a whole.

        11. Due Diligence. The results of UBOC's continuing financial, legal, tax and accounting due diligence investigations with respect to EL PASO and its subsidiaries, the EL PASO
                Acquisition and the other transactions contemplated hereby shall be satisfactory in all respects to UBOC, and any supplemental business or financial due diligence that UBOC reasonably determines has become necessary shall not have disclosed information not previously disclosed to UBOC which causes the results of such diligences not to be satisfactory in all material respects to UBOC. UBOC shall also have received any information reasonably necessary to conduct its continuing due diligence and shall have an opportunity to meet with the management of EL PASO and to visit its principal facilities. UBOC shall also have received a copy of the fairness opinion rendered to the board of directors of EL PASO in connection with the Tender and the Merger.

        12. Solvency. The Agent and the Lenders shall have received a certificate of the chief financial officer of Company, in form and substance satisfactory to the Agent and the Lenders, supporting the conclusions that, after giving effect to the Acquisition and the related transactions contemplated hereby, Company will not be insolvent or be rendered insolvent by the indebtedness incurred in connection therewith, or will not be left with unreasonably small capital with which to engage in its businesses, or will not have incurred debts beyond its ability to pay such debts as they mature.

                        13. Collateral Audit. The Agent shall have conducted an audit of the accounts receivable and inventory of Company, EL PASO and their subsidiaries and shall have obtained an appraisal of such inventory; and such audit and appraisal shall be satisfactory to the Agent and the Lenders.

                        14. Customary Closing Documents. All documents required to be delivered under the Definitive Financing Documents, including customary legal opinions, corporate records, documents from public officials and officers' certificates, shall have been delivered.

Certain Conditions      Conditions precedent to the funding of the Term Loan and
to Term Loan            the availability of the Revolving Credit Facility will
and Revolving           include, without limitation, the following:
Credit Facility:
                        1.   Consummation of Merger.  The Merger shall
                             have been consummated.

                        2. Repayment of Tender Loan. Concurrently, the Tender Loan shall have been paid in full with proceeds of the Term Loan and a borrowing under the Revolving Credit Facility.

                        3. Existing EL PASO Debt. The existing bank indebtedness of EL PASO and its subsidiaries shall have been paid in full, all commitments relating thereto shall have been terminated, and all liens or security interests related thereto shall have been terminated or released, in each case on terms satisfactory to the Agent and the Lenders, and no other existing indebtedness of EL PASO or its subsidiaries shall remain outstanding other than certain mortgage indebtedness and equipment financing indebtedness not exceeding $1,000,000 in the aggregate, which shall remain outstanding on terms and conditions satisfactory to the Agent and the Lenders.

                        4. Guaranties and Security. The Agent, for the benefit of the Lenders, shall have received the guaranties of EL PASO and its domestic subsidiaries described under the heading "Guarantors" and shall have been granted a perfected security interest in all assets of such Guarantors to the extent described above under the heading "Security".

                5. Customary Closing Documents. All documents required to be delivered under the Definitive Financing Documents, including customary legal opinions, corporate records, documents from public officials and officers' certificates, shall have been delivered.

Conditions to All       The conditions to all borrowings will include
Borrowings:             requirements relating to prior written notice of
                        borrowing, the accuracy of representations and warranties, and the absence of any default or potential event of default, and will otherwise be customary and appropriate for financings of this type.

III.    MISCELLANEOUS

Syndication:            A syndicate of financial institutions will be arranged
                        by UBOC. Company shall, and shall use its best efforts to cause EL PASO to, cooperate with UBOC in the syndication of the Bank Facilities (such cooperation to include, without limitation, participating in meetings with the Lenders and assisting in the preparation of a Confidential Information Memorandum and other materials to be used in connection with such syndication) and shall provide and cause their respective advisors to provide all information reasonably deemed necessary by UBOC to successfully complete such syndication.

                        The Lenders may assign all or, in an amount of not less than $5 million (or such lesser amount as may constitute the assigning Lender's entire commitment), any part of their shares of the Bank Facilities to their affiliates, to other Lenders, or to one or more banks or other entities that are eligible assignees (to be defined in the Definitive Financing Documents) which are acceptable to Company and the Agent, such consent not to be unreasonably withheld, and upon such assignment any such affiliate, bank of entity shall become a Lender for all purposes of the Definitive Financing Documents; PROVIDED that assignments made to affiliates and other Lenders shall not be subject to the $5 million minimum assignment requirement. Assignment shall require payment of a $2,500 processing fee to the Agent, it being understood that Company shall have no obligation with respect to such fee. The Lenders will have the right to sell participations, subject to customary limitations on voting rights, in their shares of the Bank Facilities.

Requisite Lenders:      Requisite Lenders shall mean Lenders holding in the
                        aggregate more than 66-2/3% of the commitments under the Bank Facilities.

Taxes, Reserve     All payments are to be made free and clear of any present or
Requirements &     future taxes (other than franchise taxes and taxes on
Indemnities:       overall net income), imposts, assessments, withholdings, or other deductions whatsoever. Foreign Lenders shall furnish to the Agent (for delivery to Company) appropriate certificates or other evidence of exemption from U.S. federal income tax withholding.

                   Company shall indemnify the Lenders against all increased costs of capital resulting from reserve requirements or otherwise imposed, in each case subject to customary increased costs, capital adequacy and similar provisions.

Expenses:          Company shall pay the reasonable and itemized fees and
                   expenses of counsel to UBOC, all out-of-pocket expenses of UBOC and all syndication expenses.

Governing Law and  Company will submit to the non-exclusive jurisdiction and
Jurisdiction:      venue of the federal and state courts of the State of
                   California and will waive any right to trial by jury.
                   California law shall govern the Definitive Loan Documents.

UBOC's Counsel:    O'Melveny & Myers LLP.

[Union Bank of California Letterhead]

November 13, 1996




Bell Industries, Inc.
11812 San Vicente Boulevard
Los Angeles, California  90049

Attention:                 Mr. Tracy Edwards
                           Chief Financial Officer


                  Re:      Bank Facility for Acquisition
                           of EL PASO
                           -----------------------------

Gentlemen:

                  Reference is made to the letter (the "Commitment Letter") dated October 2, 1996 from Union Bank of California, N.A. to you describing our commitment (the "Commitment") to provide certain senior bank credit facilities described in the Summary of Terms attached to and made a part of the Commitment Letter. Capitalized terms not otherwise defined herein shall have the definitions set forth in the Commitment Letter.

                  Notwithstanding anything to the contrary contained in the Commitment letter we hereby extend our Commitment until January 31, 1997, such extension to be conditioned upon the Tender Agreement being executed by all parties thereto no later than December 25, 1996.

                  This letter agreement shall be governed by and construed in accordance with the internal laws of the State of California. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.


                  [Remainder of page intentionally left blank]

                  We appreciate having been given the opportunity by you to be involved in this transaction.

                                        Very truly yours,

                                        UNION BANK OF CALIFORNIA, N.A.



                                        By: /s/ Robert Peterson
                                            --------------------------

                                        Title:  Vice President
                                               -----------------------

AGREED AND ACCEPTED
this 15 day of November, 1996
     --

BELL INDUSTRIES, INC.


By:/s/ Tracy A. Edwards
   ---------------------

Title: Vice President
      ------------------